UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Date: October 25, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated October 25, 2018
99.2	Press Release entitled “CNOOC Limited Announces Key Operational Statistics for the Third Quarter of 2018”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the third quarter of 2018 (ended 30 September 2018). The comparative statistics of the Group for the third quarter of 2017 (ended 30 September 2017) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the third quarter of 2018 (ended 30 September 2018). The comparative statistics of the Group for the third quarter of 2017 (ended 30 September 2017) are also disclosed in this announcement.

The Company achieved a total net production of 113.8 million barrels of oil equivalent (“BOE”) for the third quarter of 2018, representing a decrease of 2.1% year over year (“YoY”). Production from offshore China reached 73.7 million BOE, almost flat from the same period last year. Overseas production decreased 5.4% YoY to 40.1 million BOE, mainly due to the lower production efficiency in the UK North Sea as a result of the preparation work for infill drilling program.

For the third quarter of 2018, the Company made four new discoveries and drilled fourteen successful appraisal wells. The new discovery of Luda 4-3 made in offshore China, was preliminarily evaluated as a mid-size oil and gas structure. Successful drilling of Longtail Structure and Hammerhead Structure at the Stabroek block in Guyana further enhanced the asset value and laid a high-quality resource foundation for future development.

On development and production, three out of five new projects planned for this year have commenced production. Dongfang 13-2 gas fields and Wenchang 9-2/9-3/10-3 gas fields are under installation and commissioning, and expected to commence production within the year.

The unaudited oil and gas sales revenue of the Company reached approximately RMB 47.93 billion for the third quarter of 2018, representing an increase of 33.4% YoY, mainly benefitting from the increase of international oil prices. During the period, the Company’s average realized oil price increased 40.7% YoY to US$71.55 per barrel, and the average realized gas price increased 3.4% YoY to US$6.26 per thousand cubic feet.

For the third quarter of 2018, the Company's capital expenditure increased 29.6% YoY to approximately RMB 15.27 billion, mainly due to the increase in development and production workload.

Third Quarter and Year-to-Date Net Production Summary (Unaudited)*

	2018						2017
	Q3			YTD			Q3			YTD
	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total
	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)
China
Bohai	39.1	14.3	41.5	117.7	44.5	125.1	39.6	13.1	41.8	120.0	39.8	126.7
Western South China Sea	9.3	24.1	13.4	29.2	70.8	41.2	9.0	24.6	13.1	27.3	74.9	40.0
Eastern South China Sea	12.5	30.6	17.6	41.8	89.3	56.6	13.7	23.1	17.6	48.1	64.8	58.9
East China Sea	0.3	4.8	1.1	1.1	15.0	3.6	0.4	5.2	1.3	1.2	16.7	4.0
Subtotal*	61.3	73.7	73.7	189.7	219.6	226.6	62.7	66.1	73.8	196.7	196.1	229.6
Overseas
Asia (excluding China)	4.4	14.8	7.0	16.4	43.7	24.3	5.1	13.4	7.5	14.6	38.5	21.6
Oceania	0.4	11.3	2.6	1.1	28.5	6.7	0.5	10.6	2.6	0.9	24.7	5.8
Africa	6.0	-	6.0	17.9	-	17.9	6.6	-	6.6	20.8	-	20.8
North America (excluding Canada)	4.9	11.5	6.9	14.2	34.7	19.9	3.9	12.0	6.0	12.3	34.9	18.2
Canada	5.5	3.3	6.1	16.8	9.8	18.5	5.8	2.0	6.1	14.8	9.9	16.4
South America	2.6	16.0	5.4	7.7	46.8	15.8	2.0	13.2	4.3	6.0	38.6	12.6
Europe	6.0	1.2	6.1	21.3	5.1	22.1	9.0	2.3	9.4	27.8	8.4	29.2
Subtotal	29.9	58.0	40.1	95.5	168.6	125.3	32.9	53.6	42.4	97.2	155.0	124.5
Total**	91.1	131.7	113.8	285.2	388.3	351.9	95.6	119.8	116.2	293.8	351.1	354.1

* Including other production from onshore China, which is approximately 0.03 mmboe in Q3 2018.

** Including our interest in equity method investees, which is approximately 5.4 mmboe in Q3 2018 and 4.3 mmboe in Q3 2017.

Third Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)

	RMB (million)				US$ (million)
	2018		2017		2018		2017
	Q3	YTD	Q3	YTD	Q3	YTD	Q3	YTD
Sales Revenue
Crude and liquids	43,057	124,137	31,639	98,572	6,335	19,043	4,738	14,477
Natural gas	4,876	14,105	4,298	12,308	717	2,164	644	1,808
Marketing revenue, net	572	1,410	203	902	84	216	30	132
Others	1,318	4,120	1,108	4,290	194	632	166	630

Total	49,823	143,772	37,248	116,072	7,330	22,055	5,578	17,047

Capital Expenditures*
Exploration	2,669	6,812	2,526	7,285	393	1,045	378	1,070
Development	9,580	21,945	7,865	21,828	1,410	3,366	1,178	3,206
Production	2,938	7,342	1,338	3,905	432	1,126	200	574
Others	83	151	50	167	12	24	8	24

Total	15,270	36,250	11,779	33,185	2,247	5,561	1,764	4,874

* Capitalized interests were not included. Capitalized interests for Q3 2018 were RMB 749 million.

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.7964 has been used for the third quarter of 2018, and an exchange rate of US$1 = RMB6. 6784 has been used for the third quarter of 2017, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 25 October 2018

As at the date of this announcement, the Board comprises:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Wang Dongjin	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Exhibit 99.2

中国海洋石油有限公司

CNOOC LIMITED

Press Release - For Immediate Release

CNOOC Limited Announces Key Operational Statistics for

the Third Quarter of 2018

(Hong Kong, October 25, 2018) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its key operational statistics for the third quarter of 2018.

The Company achieved a total net production of 113.8 million barrels of oil equivalent (“BOE”) for the third quarter of 2018, representing a decrease of 2.1% year over year (“YoY”). Production from offshore China reached 73.7 million BOE, almost flat from the same period last year. Overseas production decreased 5.4% YoY to 40.1 million BOE, mainly due to the lower production efficiency in the UK North Sea as a result of the preparation work for infill drilling program.

During the period, the Company made four new discoveries and drilled fourteen successful appraisal wells. The new discovery of Luda 4-3 made in offshore China was preliminarily evaluated as a mid-sized oil and gas structure. Successful drilling of Longtail Structure and Hammerhead Structure at the Stabroek block in Guyana further enhanced the asset value and laid a high-quality resource foundation for future development.

On development and production, three out of five new projects planned for this year have commenced production. Dongfang 13-2 gas fields and Wenchang 9-2/9-3/10-3 gas fields are under installation and commissioning, and expected to commence production within the year.

The unaudited oil and gas sales revenue of the Company reached approximately RMB 47.93 billion for the third quarter of 2018, representing an increase of 33.4% YoY, mainly benefitting from the increase of international oil prices. During the period, the Company’s average realized oil price increased 40.7% YoY to US$71.55 per barrel and the average realized gas price increased 3.4% YoY to US$6.26 per thousand cubic feet.

For the third quarter of 2018, the Company's capital expenditure increased 29.6% YoY to approximately RMB 15.27 billion, mainly due to the increase in development and production workload.

Mr. Yuan Guangyu, CEO of the Company, said, “In the third quarter, the Company carried out a stable operation of production and its operating conditions went from strength to strength. The Company will keep this momentum to achieve the full-year targets of production and operation. CNOOC Limited will push ahead with high-quality development and continue to create value for its shareholders.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Iris Wong

Hill+Knowlton Strategies Asia

Tel: +852-2894-6263

Fax: +852-2576-1990

E-mail: cnooc@hkstrategies.com